JPMORGAN TRUST I
245 PARK AVENUE
NEW YORK, NEW YORK 10167

December 22, 2009
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Vincent DiStefano

Re:	JPMorgan Access Growth Fund and JPMorgan Access Balanced Fund (“Funds”), a series of JPMorgan Trust I (“Trust”) – Post-Effective Amendment No. 95 (“PEA#95”)

Dear Mr. DiStefano:

Pursuant to your request, this letter is provided in response to the comment that you provided on November 25, 2009 concerning the registration statement for each of the Funds. The following is a summary of your comment as well as our response on behalf of JPMorgan Trust I (the “Trust”).

1.	Comment: In the Funds’ Statement of Additional Information disclosure of the Funds’ fundamental investment restrictions, the restrictions on borrowing and the making of loans indicate that the Funds may engage in these activities to “the extent permitted by applicable law.” Please provide narrative disclosure that explains what those limits are for the Funds.

Response: The Funds’ Statement of Additional Information, Part II, includes detailed disclosure on the limits on the Funds’ ability to borrow (Part II pp. 19-20), make interfund loans (Part II pp. 20-21) and lend its own securities (Part II pp. 37-38). The Trust believes that its current disclosure is appropriate and allows the Trust to revise the disclosure if required in the future. The Trust believes that providing this detail in the fundamental investment restrictions may produce difficulties in the future if the applicable law changes.

In connection with your review of the Fund’s Post-Effective Amendment No. 95 filed by the Trust on October 27, 2009, the undersigned hereby acknowledges on behalf of the Trust that:

– the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the Filings;

– comments of the staff of the Securities and Exchange Commission (“Staff”), if any, or changes to disclosure in response to Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and

– the Trust may not assert Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-2085.

Sincerely,
/s/ John T. Fitzgerald
John T. Fitzgerald
Assistant Secretary